August 30, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:Stericycle Inc.

Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 15, 2016

Form 8-K filed on February 4, 2016

Form 10-Q for the period ended June 30, 2016 Filed on August 9, 2016

Response dated July 29, 2016

File No. 001-37556

Dear Mr. O’Brien:

I am writing in response to your letter of August 16, 2016. For the convenience of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), I have repeated the Staff’s comment before our response to the comment.

Form 10-Q for the period ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.

We note your disclosure that your Domestic Regulated Waste and Compliance Services were negatively impacted by a reduction of $13.1 million in your Manufacturing and Industrial Services line in the second quarter of 2016 as compared to the same period in 2015. We further note your discussions and statements from your Q2 2016 earnings call that “currently, the overall hazardous waste market remains challenging” and “these market conditions have further reduced the revenue and profitability of our manufacturing and industrial waste business.” Furthermore, you indicate that you expect these “headwinds” to continue into fiscal year 2017 as it relates to the Manufacturing and Industrial Services line and that you “expect 2017 growth rates to be lower than historical averages.” Given the above, it appears that there are known trends and uncertainties that could materially impact your operations. As such, please expand your disclosures to highlight the factors that are impacting and expected to continue to impact your Manufacturing and Industrial Services line within your Domestic Regulated Waste and Compliance Services operating segment in fiscal year 2016. Furthermore, given that your Manufacturing and Industrial Services line is considered material to the business and has “shown greater volatility than your other service lines” as indicated in your latest earnings release, please significantly enhance your MD&A to discuss the impact this service line had on your revenues, cost of revenues and income from operations for the periods presented. See Item 303(a)(3) of Regulation S-K. See also Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification.

Response:

The Manufacturing and Industrial (M&I) service line comprised approximately 11% of our consolidated revenues for the six months ended June 30, 2016.  As noted by the Staff, we disclosed the following information related to M&I revenues in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-Q for the period ended June 30, 2016: “Services related to Manufacturing and Industrial (“M&I”) waste experienced a reduction of $13.1 million in the second quarter of 2016 as compared to the same period in 2015, negatively impacting overall organic growth by 2.5%. This reduction was due to fewer on call services (project work) and the impact the slowdown in the oil and energy sector had on related businesses, such as M&I.” In future filings, we will expand our disclosures to highlight the factors that are impacting and expected to continue to impact our Manufacturing and Industrial Services line within our Domestic Regulated Waste and Compliance Services operating segment in fiscal year 2016.

Our M&I services share the same infrastructure and back office support as our other specialty waste services.  For this reason, it is difficult to quantify the impact of reduced M&I revenues to our overall cost structure.  At best, we could only make broad estimates of the impact to costs, which we believe would have limited benefit to the readers of our 10-Q and 10-K filings.  As a result, we intend to focus on expanding our disclosures around the impact this service line specifically had on our revenues.

In future filings, we will also include a discussion of the M&I services in Item 3. Quantitative and Qualitative Disclosures about Market Risk.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•	Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the Staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer